September 12, 2011

Mr. Brian Cascio

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:

DPAC Technologies Corp.

Preliminary 14C

Filed August 5, 2011

File No. 000-14843

Dear Mr. Cascio:

     On behalf of DPAC Technologies Corp. (the “Company”), we hereby respond to the Staff’s comment letter, dated August 25, 2011, regarding the above-referenced Preliminary Information Statement on Schedule 14C (the “Information Statement”). Please note that, for the Staff’s convenience we have recited the Staff’s comments in boldface type and provided our response to each comment immediately thereafter.

Preliminary 14C Filed August 5, 2011

General

1.

Please tell us your consideration of the need to include the historical financial statements of DPAC Technologies Corp. and other information required by Item 14 of Schedule 14A. Please refer to the requirements of Item 1 of Schedule 14C. Please also tell us why you have not included pro forma financial information required by Article 11 and Rule 8-05 of Regulation S-X reflecting the sale of substantially all of the assets of your wholly owned subsidiary, Quatech. We see that the preliminary information statement was filed due to the sale of substantially all of your assets.

In response to the Staff’s comment, we have included the Company’s audited financial statements for each of the two most recent years (i.e., December 31, 2010 and 2009) and unaudited financial statements for the period ended June 30, 2011, beginning on page F-1 of Amendment No 1 to the Information Statement and included other applicable information relating to the Company on pages 48 to 64 thereof, as required by Item 14 of Schedule 14A.  Additionally, we have included pro forma financial information as required by Rule 8-05 and Article 11 of Regulation S-X, on pages 65 to 69.

2.

As a related matter, please note that if financial statements as of a date on or after the date a component of your business has been disposed of or has been reclassified as held for sale are required in a proxy statement, retrospective reclassification of all prior periods to report results of that component in discontinued operations is required. Please refer to FASB ASC 205-20 for guidance on reporting discontinued operations. In that regard, please tell us how you considered that the historical financial statements of DPAC Technologies Corp. to be included in the Schedule 14C should be retroactively reclassified to show discontinued operations.

The Company notes that the requirements of FASB ASC 205-20 pertain to the disposition of a component of a business, with the intent of providing to shareholders meaningful information regarding the continuing operations of such registrant following such disposition. The pending transaction relating to the Company as described in the Information Statement would result in the sale of virtually all of the Company’s assets and all operations, including the hiring of substantially all of the Company’s employees by the buyer. As such, the Company will cease business operations after completion of the sale transaction and will have cash as substantially its only remaining asset.  Additionally, the Company’s Board of Directors has adopted a plan of liquidation and dissolution to become effective and to be implemented after the closing of the asset sale and distributions of funds to shareholders (as described in the Information Statement). There will be no continuing operations after the close of the transaction. If the asset sale as described in the Information Statement does not close, it would be the intent of the Company to then remain in business and not consider that the assets are for sale or seek additional buyers. The sale transaction was approved by shareholders representing 84% of the voting shares of the Company. In view of the Company’s decision to sell all assets and operations and to cease business operations, the Company does not believe that the pending transaction meets the criteria of FASB ASC 205-20 to classify the assets as discontinued operations, and therefore the retrospective reclassification of all prior periods to report results in discontinued operations is not required, and would not be meaningful for the Company’s investors to exercise an informed judgment in regard to the matter to be acted upon (if such investors were entitled to vote on such transactions).

Where You Can Find More Information, page 48

3.

Please tell us the authority on which you relied in determining that you were able to incorporate your financial statements by reference.

In response to the Staff’s comment, we have revised the disclosure at page 48 to remove references to incorporation of financial statements by reference.

In connection with our response, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (714) 721-6139 if you have any questions.

Sincerely,

/s/ Steve Vukadinovich

Steve Vukadinovich

Chief Financial Officer

DPAC Technologies Corp.

cc: Perry S. Patterson, Esq.